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                                                               EXHIBIT (a)(1)(K)


[UNIGRAPHICS SOLUTIONS LOGO]                                    PRESS RELEASE

Contact:
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Randy Walti
Unigraphics Solutions Inc.
314-344-8390
email: walti@ugsolutions.com

     UNIGRAPHICS SOLUTIONS RECEIVES REGULATORY APPROVALS IN EAI TENDER OFFER

ST. LOUIS, MO (October 11, 2000) -- Unigraphics Solutions Inc. (NYSE: UGS) today announced it has received approvals from the antitrust agencies in Germany and Italy in connection with the tender offer by UGS Acquisition Corporation, a wholly owned subsidiary of UGS, of all the outstanding shares of common stock of Engineering Animation, Inc. (and associated preferred share purchase rights) at a price of $13.75 net per share. As previously announced, UGS has received notice of the early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and has received notice that its registration statement filed with the Iowa Securities Bureau has been ordered effective. The offer is scheduled to expire at midnight, Eastern time, today.

The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, the Offer to Purchase dated September 13, 2000 and the related Letter of Transmittal. EAI investors and security holders are urged to read those documents prior to making any decision with respect to the tender offer.

ABOUT UNIGRAPHICS SOLUTIONS

Unigraphics Solutions Inc. (NYSE: UGS) is focused on improving the entire product life cycle for design and manufacturing companies through the delivery of software and consulting service solutions that address process and productivity enhancements. Its CAD/CAM/CAE, product content management, CAID and e-Business solutions are designed to promote collaborative product commerce
(CPC) through incorporation of today's most advanced technology and intelligent use of the Internet. Headquartered in St. Louis, Missouri, UGS has been providing software solutions to engineering and manufacturing companies for over 25 years and is the first company in its industry to earn the ISO 9001/TickIT certification. Please contact UGS at (800) 498-5351 or via the World Wide Web at http://www.ugsolutions.com.

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Unigraphics Solutions and Unigraphics are trademarks or registered trademarks of
Unigraphics Solutions Inc. The information within is subject to change without notice and does not represent a commitment on the part of Unigraphics Solutions.